08004875

RECEIVED

2008 SEP 12 A 9:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 7th, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Disclosure of total number of voting rights and number of shares in the capital at July 31st 2008 as filed with the French *Autorité des Marchés Financiers.*

Very truly yours,

PROCESSED
SEP 16 2008
THOMSON REUTERS

Shareholders and Market Authority Relations Director.

Jean-Régis CAROF

Centre Eugène Schueller – 41, rue Martre – 92117 Clichy Cedex – Tel. + 33 (0)1 47 56 70 00

Siège social : 14, rue Royale 75008 Paris
S.A. au capital de 123 590 452 Euros – 632 012 100 R.C.S. Paris – NAF 245 C – FR 10 632 012 100

L'ORÉAL

Disclosure of total number of voting rights and number of shares in the capital at July 31st, 2008

Pursuant to article L-233-8 of French "Code de Commerce" and 223-16 of the AMF's General Regulations:

Total number of shares	610,823,210
Number of real voting rights (without own shares)	587,444,923
Theoretical number of voting rights (including own shares)	610,823,210

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 17.1 billion in 2007, the group focuses its activities on 25 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken, Mizani in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay, Inneov, Skinceuticals and Sanoflore in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, Ralph Lauren, Diesel, Yves Saint Laurent Beauté and Viktor & Rolf in perfumeries and department stores.. And The Body Shop in its own stores.
Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL
Individual shareholders and market authorities
Mr. Jean-Régis CAROF
Phone: 01.47.56.83.02
jcarof@dgaf.loreal.com

Financial analysts and institutional investors
Mrs. Caroline MILLOT
Phone: +33.(0)1.47.56.86.82
cmillot@dgaf.loreal.com

RECEIVED

2008 SEP 12 A 9:0

August 7th, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Disclosures of trading in the Company's own shares from June 30th, 2008 to August 1st, 2008 as filed with the French *Autorité des Marchés Financiers.*

Very truly yours,

Shareholders and Market Authority
Relations Director.

Jean-Régis CAROF

Centre Eugène Schueller – 41, rue Martre – 92117 Clichy Cedex – Tel. + 33 (0)1 47 56 70 00

Siège social : 14, rue Royale 75008 Paris
S.A. au capital de 122 157 722 Euros – 632 012 100 R.C.S. Paris – NAF 2042 Z – FR 10 632 012 100

Disclosure of trading in own shares carried out on July 2008

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 30/06/2008 to the 01/07/2008 period:

Session of	Number of shares	Weighted average price in €	Amount in €
30/06/2008	132,000	67.90	8,962,668.00
01/07/2008	68,000	68.23	4,639,810.00
TOTAL	**200,000**		**13,602,478.00**

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 18/07/2008 to the 25/07/2008 period:

Session of	Number of shares	Weighted average price in €	Amount in €
18/07/2008	150,000	63.56	9,533,850.00
21/07/2008	150,000	63.70	9,554,700.00
22/07/2008	50,000	63.60	3,180,200.00
23/07/2008	50,000	66,05	3,302,600.00
24/07/2008	70,000	66.31	4,641,861.00
25/07/2008	100,000	66.26	6,625,600.00
TOTAL	**570,000**		**36,838,811.00**

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 28/07/2008 to the 01/08/2008 period:

Session of	Number of shares	Weighted average price in €	Amount in €
28/07/2008	120,000	65.51	7,861,560.00
29/07/2008	60,000	65.11	3,906,810.00
30/07/2008	50,000	67.10	3,354,925.00
31/07/2008	70,000	66.82	4,677,414.00
01/08/2008	120,000	66.93	8,032,116.00
TOTAL	**420,000**		**27,832,825.00**

TOTAL	Number of shares	Amount in €
JULY 2008	1,190,000.00	78,274,114.00

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 17.1 billion in 2007, the group focuses its activities on 25 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken and Mizani in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay, Inneov, Skinceuticals, Sanoflore in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, Viktor & Rolf, Diesel, Yves Saint Laurent Beauté and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL
Individual shareholders and market authorities
M. Jean-Régis CAROF
Phone: 01.47.56.83.02
jcarof@dgaf.loreal.com
Financial analysts and institutional investors
Mme Caroline MILLOT
Phone: +33.(0)1.47.56.86.82
cmillot@dgaf.loreal.com

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 30th/06/2008 to 4th/07/2008 period:

Session of	Number of shares purchased	Weighted average price in €	Amount in €
30/06/2008	132,000	67.90	8,962,668.00
01/07/2008	68,000	68.23	4,639,810.00
Total	**200,000**		**13,602,478.00**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 17,1 billion in 2007, the group focuses its activities on 25 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Kérastase, Matrix, Redken and Mizani in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay, Inneov, Skinceuticals, Sanoflore in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Viktor&Rolf, Kiehl's, Giorgio Armani, Diesel, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores.
Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Switchboard : +33.1.47.56.70.00

Individual shareholders and Market authorities
M. Jean Régis CAROF
☎ : +33.1.47.56.83.02

Financial analysts and Institutional investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82

For more information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.lorealfinance.com, or its mobile version on your cell phone, http://mobile.loreal-finance.com



L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 18th/06/2008 to 25th/07/2008 period:

Session of	Number of shares purchased	Weighted average price in €	Amount in €
18/07/2008	150,000	63.56	9,533,850.00
21/07/2008	150,000	63.70	9,554,700.00
22/07/2008	50,000	63.60	3,180,200.00
23/07/2008	50,000	66.05	3,302,600.00
24/07/2008	70,000	66.31	4,641,861.00
25/07/2008	100,000	66.26	6,625,600.00
Total	**570,000**		**36,838,811.00**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 17,1 billion in 2007, the group focuses its activities on 25 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Kérastase, Matrix, Redken and Mizani in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay, Inneov, Skinceuticals, Sanoflore in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Viktor&Rolf, Kiehl's, Giorgio Armani, Diesel, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores.
Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Switchboard : +33.1.47.56.70.00

Individual shareholders and Market authorities
M. Jean Régis CAROF
☎ : +33.1.47.56.83.02

Financial analysts and Institutional investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82

For more information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.lorealfinance.com, or its mobile version on your cell phone, http://mobile.loreal-finance.com



L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 28th/07/2008 to 1rd/08/2008 period:

Session of	Number of shares purchased	Weighted average price in €	Amount in €
28/07/2008	120,000	65.51	7,861,560.00
29/07/2008	60,000	65.11	3,906,810.00
30/07/2008	50,000	67.10	3,354,925.00
31/07/2008	70,000	66.82	4,677,414.00
01/08/2008	120,000	66.93	8,032,116.00
Total	**420,000**		**27,832,825.00**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 17,1 billion in 2007, the group focuses its activities on 25 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Kérastase, Matrix, Redken and Mizani in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay, Inneov, Skinceuticals, Sanoflore in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Viktor&Rolf, Kiehl's, Giorgio Armani, Diesel, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores.
Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Switchboard : +33.1.47.56.70.00

Individual shareholders and Market authorities
M. Jean Régis CAROF
☎ : +33.1.47.56.83.02

Financial analysts and Institutional investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82

For more information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.lorealfinance.com, or its mobile version on your cell phone, http://mobile.loreal-finance.com



L'ORÉAL

RECEIVED

2008 SEP 12 A 9:0?

September 9th, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Disclosures of trading in the Company's own shares from August 4th, 2008 to August 15th, 2008 as filed with the French *Autorité des Marchés Financiers.*

Very truly yours,

Shareholders and Market Authority Relations Director.

Jean-Régis CAROF

L'ORÉAL

Disclosure of trading in own shares carried out on August 2008

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 04/08/2008 to the 08/08/2008 period:

Session of	Number of shares	Weighted average price in €	Amount in €
04/08/2008	65,000	67.41	4,381,520.00
05/08/2008	50,000	68.97	3,448,600.00
06/08/2008	40,000	69.96	2,798,520.00
07/08/2008	150,000	68.99	10,348,245.00
08/08/2008	100,000	69.71	6,971,300.00
TOTAL	**405,000**		**27,948,185.00**

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 11/08/2008 to the 15/08/2008 period:

Session of	Number of shares	Weighted average price in €	Amount in €
11/08/2008	100,000	72.18	7,218,100.00
12/08/2008	100,000	74.32	7,432,370.00
TOTAL	**200,000**		**14,650,470.00**

TOTAL AUGUST 2008	**Number of shares**	**Amount in €**
	605,000	42,598,655.00

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 17.1 billion in 2007, the group focuses its activities on 23 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken and Mizani in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay, Inneov, Skinceuticals, Sanoflore in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, Viktor & Rolf, Diesel, Yves Saint Laurent Beauté and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL
Individual shareholders and market authorities
M. Jean-Régis CAROF
Phone: 01.47.56.83.02
jcarof@dgaf.loreal.com
Financial analysts and institutional investors
Mme Caroline MILLOT
Phone: +33.(0)1.47.56.86.82
cmillot@dgaf.loreal.com

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

RECEIVED

2008 SEP 12 A 9:50

September 9th, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: <u>L'Oréal S.A. -- File No. 82-735</u>

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Disclosure of total number of voting rights and number of shares in the capital at August 31st 2008 as filed with the French *Autorité des Marchés Financiers.*

Very truly yours,

Shareholders and Market Authority Relations Director.

Jean-Régis CAROF

Centre Eugène Schueller - 41, rue Martre - 92117 Clichy Cedex - Tel. + 33 (0)1 47 56 70 00

Siège social : 14, rue Royale 75008 Paris
S.A. au capital de 123 590 452 Euros - 632 012 100 R.C.S. Paris - NAF 245 C - FR 10 632 012 100

L'ORÉAL

Disclosure of total number of voting rights and number of shares in the capital at August 31st, 2008

Pursuant to article L-233-8 of French "Code de Commerce" and 223-16 of the AMF's General Regulations:

Total number of shares	602,412,810
Number of real voting rights (without own shares)	586,539,923
Theoretical number of voting rights (including own shares)	602,412,810

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 17.1 billion in 2007, the group focuses its activities on 25 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken, Mizani in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay, Inneov, Skinceuticals and Sanoflore in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, Ralph Lauren, Diesel, Yves Saint Laurent Beauté and Viktor & Rolf in perfumeries and department stores.. And The Body Shop in its own stores.
Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL
Individual shareholders and market authorities
Mr. Jean-Régis CAROF
Phone: 01.47.56.83.02
jcarof@dgaf.loreal.com

Financial analysts and institutional investors
Mrs. Caroline MILLOT
Phone: +33.(0)1.47.56.86.82
cmillot@dgaf.loreal.com

END

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.